Summary Translation Letter
To the Stock Exchange of Thailand
February 3, 2004

CP-AIS 007/2004

February 3, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in January 2004.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered 14,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant 1) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m.. The exercise date of January was between January 26 - 30, 2004. The summary of terms and conditions of warrants are as follows:

Exercise Ratio	: 1 warrant per 1.00559 ordinary shares
Exercise Price	: Baht 47.733 per share.
Maturity of Warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of Ordinary Shares Reserved for Warrants	: 14,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in January 2004, as follows:

The number of exercised warrants in this month	:	113,100	units
The number of remaining unexercised warrants	:	9,838,400	units
The number of ordinary shares derived from this exercise	:	113,728	shares
The number of remaining ordinary shares reserved for warrants	:	9,826,619	shares

Rule 12g3-2 (b) Exemption File No. 82-3236

04 FEB 10 AM 7:21

Summary Translation Letter
To the Stock Exchange of Thailand
January 30, 2004

CP- AIS 006/2004

January 30, 2004

Re: Notification of the Book Closing for Interest Payment of AIS06NA

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 04/0152 of DBS THAI DANU BANK on January 30, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company No. 3/2001, due 2006 (AIS06NA), the details are shown in the referenced letter.

Referenced Letter

IVS 04/0152

January 30, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS06NA

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001, DUE 2006 would like to announce that the registered book of AIS06NA will be closed from 12.00 on February 16, 2004 for the right to receive the interest. AIS06NA will be paid the interest on March 1, 2004 with interest rate 5.85 % from the period of November 28, 2003 to February 27, 2004 for 92 days.